STL Marketing Group, Inc.

10 Boulder Crescent, Suite 102

Colorado Springs, Colorado 80903

February 16, 2016

Securities and Exchange Commission

Attn: Mara Ransom, Assistant Director

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:	STL Marketing Group, Inc.
Amendment No. 4 to Registration Statement on Form 10-12G
Filed December 11, 2015
File No. 000-55013
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2014
Filed December 11, 2015
File No. 000-55013

Dear Ms. Ransom:

We have received your letter dated January 5, 2016 and have updated the Registration Statement on Form 10-12G and the Annual Report on Form 10-K and prepared the following responses to your comments.

General

1. While each comment may reference only one of the above filings, to the extent applicable, please make any changes in response to our comments in each of the filings.

RESPONSE: Noted and incorporated throughout.

Amendment No. 4 to Registration Statement on Form 10

Overview of Our Telecommunications Business, page 4

2. We note your response to comment 4. Please include the information provided in your response in the disclosure in this section. In this regard, please include additional detail surrounding the costs of being a “Strategic Ally & Distributor” for CMP, such as product installation expenses and marketing costs. Please also direct readers to the pertinent portions of the PSS agreement.

RESPONSE: Discussion of costs and other information has been added to the registration statement and annual report.

Item 1A. Risk Factors

We need governmental approval…, page 11

3. We note your response to comment 7 and your amended disclosure. Please discuss the risks posed to your company resulting from the uncertainty surrounding your Costa Rican operations, including the effects on your results of operations if business activities never commence in this region.

RESPONSE: We believe the risk factors adequately describe the risks involved. At this stage, our investment in time and resources to the Costa Rican venture is a sunk cost. No further losses are expected, albeit, there would also be no revenues resulting therefrom, as originally forecasted.

Item 4. Security Ownership of Certain Beneficial Holders and Management, page 18

4. Please confirm that no one individual is a five percent beneficial owner of the shares held in Cede & Co.’s name.

RESPONSE: To the best of our knowledge, no individual other than as described in the beneficial ownership table is a five percent or more beneficial holder of the Company’s equity securities.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2014

Item 2. Properties, page 19

5. We note your response to comment 4 and your amended disclosure. Please remove the penultimate paragraph on page 19 as it is potentially confusing with regard to your intentions with the Guanacaste plant.

RESPONSE: The paragraph in question has been removed from the registration statement and the annual report.

Item 12. Security Ownership of Certain Beneficial Owners and Management…, page 29

6. Please list Mr. Quiros’ share ownership as 11.05% as he owns those shares held by Versant, Inc.

RESPONSE: This has been included to the annual report.

In preparing this response letter, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ José P. Quiros
José P. Quiros
Chief Executive Officer